RNR SECURITIES, LLC
(A LIMITED LIABILITY COMPANY)
SUPPLEMENTARY INFORMATION
RECONCILIATION OF COMPUTATION OF NET CAPITAL
WITH FOCUS REPORT FORM X-17A-5(A), PART IIA
AS OF DECEMBER 31, 2015

Net capital as reported on the Focus Report, Part IIA	$ 12,606
Adjustments	52,278
Net capital as adjusted and as reported per audited financial statements	$ 64,884

The difference between the auditors' net capital and the net capital reported by the broker is primarily due to the differences shown on page 15 of the audited financial statements. The total differences shown on page 16 of $1,488 includes a decrease of $3,871 in non-allowable assets, resulting in a total increase in net capital of $5,359. In addition, the broker inadvertently did not make a $45,779 adjustment for offsetting payables to non-allowable 12B1 commission receivables and inadvertently overstated the adjustment for haircuts on securities by $1,140. This is reflected on the computation of net capital pursuant to rule 15C3-1 on page 13 of the audited financial statements. In addition, the audited report reflects the (adjusted) actual balances and revised estimates available subsequent to the previous filing. In order for RNR Securities, LLC to file Form X-17a-5(a) in a timely manner, certain amounts require estimates.

See report of independent registered public accounting firm.